Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities And Exchange Commission
Washington, D.C. 20549

4th January 2007

Dear Mr Rosenberg

20-F for the period ended December 31, 2005
Filed March 23, 2006
File No. 001-11960

We have received your letter of the 27th December 2006 and are addressing the points raised therein.

However, the key staff who will provide the underlying information and analysis to complete our reply are currently engaged in the preparation of our fourth quarter periodic and year end 2006 results. In addition, our offices were closed during Christmas week when your letter was sent. Accordingly, we are writing to notify you that we will not be able to respond within the original 10-business day reply period (which would end on 11th January 2007). We anticipate submitting our response by 25th January 2007, in other words, within a 20-day period.

We trust you will find this satisfactory, but should you need further clarification please do not hesitate to contact me on +44 1625 517294.

Yours sincerely

Bill Hicks
Director External Financial Reporting

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